DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04011485

March 5, 2004

David F. Taylor
Locke Liddell & Sapp LLP
3400 Chase Tower
600 Travis Street
Houston, TX 77002-3095

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/5/2004

Re: El Paso Corporation
Incoming letter dated January 16, 2004

Dear Mr. Taylor:

This is in response to your letter dated January 16, 2004 concerning the shareholder proposal submitted to El Paso by the Central Laborers' Pension, Welfare & Annuity Funds. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Barry McAnarney
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

1066107

LOCKE LIDDELL & SAPP LLP

ATTORNEYS & COUNSELORS

3400 CHASE TOWER
600 TRAVIS STREET
HOUSTON, TEXAS 77002-3095

AUSTIN • DALLAS • HOUSTON • NEW ORLEANS

(713) 226-1200
Fax: (713) 223-3717
www.lockeliddell.com

January 16, 2004

By Federal Express
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Proposal Submitted by Central Laborers' Pension, Welfare & Annuity Funds

Ladies and Gentlemen:

We are writing on behalf of our client, El Paso Corporation, a Delaware corporation ("El Paso"). El Paso has received from Central Laborers' Pension, Welfare & Annuity Funds ("Central"), one of its stockholders, a letter dated January 13, 2004, requesting that a proposal and accompanying supporting statement (the "Proposal") be included in El Paso's proxy materials for its next Annual Meeting of Stockholders. The letter from Central designates Linda Priscilla as Central's representative for all matters arising in connection with the Proposal. A copy of the Proposal is attached hereto as Exhibit A. El Paso expects to file its definitive proxy materials on or about April 7, 2004.

On behalf of El Paso, we respectfully notify the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Division"), Central and Ms. Priscilla, to whom we are today sending copies of this letter, that El Paso intends to omit the Proposal from its proxy materials for the reasons set forth below. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we enclose six (6) copies of this letter (which constitutes both the required statement of reasons and supporting opinion of counsel) and the Proposal submitted by Central by letter dated January 13, 2004. El Paso respectfully requests the concurrence of the Division that no enforcement action will be recommended if El Paso omits the Proposal from its proxy materials.

The Proposal requests that El Paso's "Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following 'Commonsense Executive Compensation' program with the following features...." The Proposal goes on to enumerate the five features of the "Commonsense Executive Compensation" program. El Paso believes that the Proposal, and each of its five components, may be omitted (a) pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause El Paso to violate state law, (b) pursuant to Rule 14a-8(i)(6) because El Paso lacks the power or authority to implement the Proposal and (c) pursuant to Rule 14a-8(i)(10) because El Paso has substantially implemented the Proposal.

HOUSTON:000736/00140:887646v2

Discussion of Reasons for Omission

(1) The Proposal, If Implemented, Would Cause El Paso to Violate State Law – Rule 14a-8(i)(2).

Under Rule 14a-8(i)(2), a company may exclude a proposal "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." El Paso may omit the Proposal because implementation would require El Paso to breach, in violation of Texas law, employment agreements and severance agreements.

The Division has consistently recognized that if implementing a proposal would cause a company to breach an existing and valid employment agreement or severance agreement, the proposal may be excluded from the company's proxy statement pursuant to Rule 14a-8(i)(2). See NetCurrents, Inc., June 1, 2001 (excluding a proposal that would have required the company to breach executive employment agreements); Sensar Corporation, May 14, 2001 (excluding a proposal that would have required the corporation to rescind stock option awards); The Goldfield Corporation, March 28, 2001 (excluding a proposal that would have required the company to breach an executive severance agreement); International Business Machines Corporation, February 27, 2000 (excluding a proposal that would have required the company to breach an executive retirement agreement); BankAmerica Corporation, February 24, 1999 (excluding a proposal that would have required the company to breach employment and stock award agreements).

Under Texas law, which governs the employment agreement and severance plan at issue, a breach of contract by a corporation violates state law and monetary damages may be awarded. See Dixie Glass Co. v. Pollak, 341 S.W. 2d 530 (1960). An employer who engages an employee to perform a certain job is contractually bound to the terms of the employment agreement. It is well established that "the compensation of an employee is ordinarily one of the terms of the employment contract. When an executive has been employed for a definite time under an express contract stipulating the payment of the stated compensation, the employer has no power arbitrarily to reduce that compensation during the term of the employment." See 27 Am. Jur. 2d, Employment Relationship §§ 52-76 (2003); 69 A.L.R. 4th 1145, 1147 (1989).

Implementation of the Proposal would cause El Paso to breach lawful and binding employment and severance agreements that are governed by Texas law. As disclosed in El Paso's Form 10-Q for the third quarter ended September 30, 2003, El Paso entered into an agreement on July 15, 2003 (the "Agreement") to employ Mr. Douglas L. Foshee as Chief Executive Officer of El Paso. In addition, Mr. Foshee and approximately 40 other executives of El Paso participate in the Key Executive Severance Protection Plan, as amended and restated (the "Plan"). The Plan was filed with El Paso's Form 10-Q for the third quarter ended September 30, 1998 and is described in El Paso's 2003 proxy statement. The Agreement and the Plan are both governed by Texas law. Moreover, neither the Agreement nor the Plan contain provisions allowing El Paso to unilaterally replace, reduce, suspend or revoke any of the benefits thereunder.

The Proposal states that "The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plan." However, as is explained more fully below, implementing the Proposal in such a manner is impossible. The Proposal requests that the Board of Directors of El Paso completely "replace the current system of compensation for senior executives...." Moreover, the Proposal's request for specific limits on annual bonuses, severance payments and grants of restricted stock make the Proposal impossible to implement without either significantly restricting the scope of the Proposal, or causing El Paso to unlawfully breach agreements whose terms allow for benefits in an amount that exceeds the Proposal's limits.

The Proposal's "Commonsense Executive Compensation" program consists of five components, several of which would cause El Paso to unlawfully breach the Agreement and the Plan if they were implemented. The Proposal's second component requests that "The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary." However, the Agreement contractually obligates El Paso to pay Mr. Foshee a discretionary annual bonus of up to 200% of his annual salary. El Paso would be in clear breach of the Agreement, and in violation of Texas law, if it were to implement a proposal and restrict Mr. Foshee's bonus to 100% of his annual salary. There is no way to implement the Proposal with respect to the Agreement with Mr. Foshee without causing El Paso to unlawfully breach the Agreement. Since the Proposal cannot be implemented without causing a violation of Texas law, the Proposal should be excluded.

The third component of the Proposal, if implemented, would also cause El Paso to unlawfully breach the Agreement. The third component states "Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options...The value of the restricted share grant should not exceed $1,000,000 on the date of grant." Implementation of this component would violate Texas law by causing El Paso to breach the Agreement. First, pursuant to the Agreement, Mr. Foshee was awarded 1,000,000 stock options when he began his employment with El Paso. The options vest pro-rata over a five year period. Implementation of the third component, which prohibits the grant of stock options, would cause El Paso to unlawfully breach the terms of the Agreement. Moreover, the Agreement entitles Mr. Foshee to receive a fixed number of shares of restricted stock if he achieves certain performance goals. Depending upon the number of shares Mr. Foshee receives, and El Paso's stock price at the time, the value of the restricted stock may be exceed $1,000,000 on the date of grant. However, implementation of the third component would prevent Mr. Foshee from receiving restricted stock under the Agreement if it is valued at more than $1,000,000 on the date of grant. It would constitute an actionable breach of contract under Texas law for El Paso to deny Mr. Foshee the amount of restricted stock to which he is entitled under the Agreement.

The Proposal's fourth component states, "The maximum severance payment to a senior executive should be no more than one year's salary and bonus." Placing such a limit on severance payments would cause El Paso to unlawfully breach the terms of the Agreement and the Plan. First, the Agreement entitles Mr. Foshee to receive a lump sum payment of two years' base pay plus target bonus if he is involuntarily terminated not for cause. Second, Mr. Foshee and approximately 40 other executives of El Paso are entitled to receive severance payments under the Plan. In the event of a change of control, the Plan obligates El Paso to grant a single payment to each participating executive in the amount of three times the sum of the executive's salary and maximum bonus. The amounts payable under the Agreement and the Plan clearly exceed the limits sought by the Proposal. Accordingly, it is impossible for El Paso to implement the fourth component without causing an unlawful breach of the Agreement and the Plan.

The Proposal, if implemented, would cause El Paso to breach several material provisions of the Agreement and the Plan, including provisions relating to annual bonuses, equity compensation and severance payments. Neither the Agreement nor the Plan contains provisions allowing El Paso to unilaterally replace, reduce or revoke any of the benefits granted thereunder. Moreover, there is no possible way of implementing the Proposal without causing El Paso to breach the Agreement and the Plans in violation of Texas law. Therefore, the Proposal may be excluded under Rule 14a-8(i)(2).

(2) El Paso Lacks the Power to Implement the Proposal – Rule 14a-8(i)(6).

Rule 14a-8(i)(6) permits exclusion of a proposal "if the company would lack the power or authority to implement the proposal." The Division has consistently allowed companies to exclude proposals pursuant to Rule 14a-8(i)(6) where implementing the proposal would cause the company to breach existing contracts. See NetCurrents, Inc., June 1, 2001 (excluding a proposal that would have required the company to breach executive employment agreements); Sensar Corporation, May 14, 2001 (excluding a proposal that would have required the corporation to rescind stock option awards); The Goldfield Corporation, March 28, 2001 (excluding a proposal that would have required the company to breach an executive severance agreement); BankAmerica Corporation, February 24, 1999 (excluding a proposal that would have required the company to breach employment and stock award agreements).

As described above, several components of the Proposal conflict with binding agreements under which El Paso is obligated to perform. Implementation of the Proposal would require El Paso to unilaterally breach the Agreement and the Plan in violation of Texas law. Accordingly, the Board of Directors does not have the power or authority to lawfully implement the Proposal and thus the Proposal should be excluded from El Paso's proxy statement under Rule 14a-8(i)(6).

(3) El Paso Has Substantially Implemented the Proposal – Rule 14a-8(i)(10).

Under Rule 14a-8(i)(10), a proposal should be excluded "if the company has already substantially implemented the proposal." El Paso believes that it has already substantially implemented several components of the Proposal. The Division has recognized that a proposal need not be specifically implemented to be excluded under Rule

14a-8(i)(10). See Exchange Act Release No. 24-20091 (August 16, 1983) (stating that a company need not have "fully" implemented a proposal to avail itself of Rule 14a-8(i)(10)). Although El Paso has not specifically adopted the Proposal, El Paso believes that several of the Proposal's components have been substantially implemented.

El Paso has substantially implemented the first component of the Proposal, which requests that "The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually." As explained in the Compensation Committee's 2003 Report on Executive Compensation (the "Report"), contained in El Paso's proxy statement, the Compensation Committee conducted a peer group comparison and used the results when calculating executive compensation. One of the Compensation Committee's stated goals is to keep El Paso's executive compensation competitive with that of its peer group. Accordingly, the Report states that El Paso paid its senior executives a base salary at that is competitive with salaries paid by the peer group. Moreover, as is requested in the Proposal, the current salary of El Paso's chief executive officer does not exceed $1,000,000 annually. Although there are no caps on Mr. Foshee's annual salary, he currently receives $900,000 in annual salary and the Agreement does not have provisions for increasing that amount. Since El Paso already set executive salaries to be competitive with the peer group, and since Mr. Foshee's annual salary already meets the Proposal's standards, El Paso believes the first component of the Proposal is currently implemented.

El Paso has also substantially implemented the Proposal's second and third components. The second component states, "The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures." Similarly, the third component states, "The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks." The Compensation Committee examines a broad range of financial and non-financial factors in determining all aspects of executive compensation, including annual bonuses and equity compensation awards. As stated in the Report, the Compensation Committee considers objective factors such as El Paso's financial performance, the return on its common stock and industry practices, and subjective factors such as maintaining competitiveness, reducing leverage and pursuing growth opportunities and long-range goals. The Compensation Committee reviews a number of factors and receives input from several sources, including an independent compensation consulting firm. After examining all of these sources, the Compensation Committee arrives at the appropriate amounts of executive compensation. Accordingly, El Paso believes that the second and third components of the Proposal have already been substantially implemented.

The fifth component of the Proposal requests that "key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders…." El Paso believes that the Report, and the other disclosures it makes pursuant to the periodic reporting regulations already provide adequate and specific disclosure of executive compensation practices. El Paso has outlined the "key components" of executive compensation in the Report, which is contained in El Paso's 2003 proxy statement. The Report sets forth the policies and mission behind the

Compensation Committee's executive compensation plan. Moreover, the Report enumerates several factors that the Compensation Committee examines in determining the appropriate amounts of executive compensation. The Report explains the peer group analysis and summarizes how El Paso's executive compensation plan compares with the peer group.

Furthermore, El Paso is a registered public company subject to the periodic reporting regulations promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"). These regulations require El Paso to make extensive disclosures of its executive compensation practices. For instance, Item 402 of Regulation S-K requires annual disclosure of the compensation paid to El Paso's chief executive officer and four other most highly compensated executive officers (the "Named Executive Officers"). The types of compensation that must be disclosed include, but are not limited to, salary, bonus, perquisites and other personal benefits, stock awards, long-term incentive compensation and "all other compensation." Item 402 also requires El Paso to disclose any employment contracts or severance agreements with Named Executive Officers that exceed $100,000. Additionally, Item 601 of Regulation S-K requires El Paso to file as an exhibit to its periodic reports any contract or compensatory plan in which a Named Executive Officer is a participant relating to options, warrants, rights, pensions, retirement, deferred compensation, bonuses, incentive compensation or profit sharing. Finally, Schedule 14A requires El Paso to describe in its proxy statement any compensation plan, including but not limited to pension or retirement plans, and any plan containing options, warrants or rights.

El Paso believes that the Report and the other periodic disclosure regulations substantially achieve the objectives sought by the Proposal's request for disclosure of executive compensation plans. Accordingly, the Proposal should be excluded under Rule 14a-8(i)(10) as substantially implemented.

Request

For the foregoing reasons, El Paso believes the Proposal may be omitted pursuant to Rules 14a-8(i)(2), 14a-8(i)(6) and 14a-8(i)(10). Accordingly, El Paso respectfully requests that the Division confirm that it will not recommend enforcement proceedings if El Paso omits the Proposal from its 2004 proxy materials.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (713) 226-1496. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. We appreciate your timely attention to this request.

Very truly yours,

David F. Taylor

David F. Taylor

cc: **Via Facsimile (713) 420-4099**
Mr. David Siddall
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

Via Facsimile (713) 420-4099
Ms. Nandita Berry
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

Via Facsimile (713) 420-4099
Ms. Belinda Clements
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

By Certified Mail
Mr. Barry McAnarney, Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
201 Main Street
Jacksonville, Illinois 62650

By Certified Mail
Ms. Linda Priscilla, Corporate Governance Advisor
Laborers' International Union of North America Corporate Governance Project
905 16th Street, N.W., Washington, D.C. 20006

Ms. Laura McBurnett (Firm)
Mr. Matthew A. Thrasher (Firm)

EXHIBIT A

See attached.

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 • JACKSONVILLE, IL 62651 • (217) 243-8521 • FAX (217) 245-1293

January 13, 2004

David L. Siddall, Secretary
El Paso Corporation
El Paso Building
1001 Louisiana Street
Houston, TX 77002

Re: Shareholder Proposal

Dear Mr. Siddall:

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the El Paso Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 3,776 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission.

The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry McAnarney
Executive Director

C: Linda Priscilla
Enclosure

Commonsense Executive Compensation Proposal

Resolved, that the shareholders of El Paso Corporation ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary - The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance - The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure - Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 -- CEO's Win, Workers and Taxpayers Lose.")

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: El Paso Corporation
Incoming letter dated January 16, 2004

The proposal requests the board to replace the current system of compensation for senior executives with a "Commonsense Executive Compensation" program, the details of which are set forth in the proposal.

We are unable to concur in your view that El Paso may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that El Paso may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that El Paso may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Michael R. McCoy
Attorney-Advisor